Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Samara Strycker Senior Vice President and Corporate Controller

September 9, 2020

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	NAVISTAR INTERNATIONAL CORP
Form 10-K for the Year Ended October 31, 2019
Filed December 17, 2019
Form 10-Q for the Period Ended April 30, 2020
Filed June 4, 2020
File No. 001-09618

Dear Ms. Raminpour:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated August 25, 2020 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2020 (the “Annual Report”) and Quarterly Report on Form 10-Q for the period ended April 30, 2020 (the “Quarterly Report”) of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter, followed by our response.

Form 10-Q for the period ended April 30, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

1. We note that your current discussion of changes in your results of operations includes a discussion of the factors responsible for the changes. However, it does not provide adequate quantification as to how each factor impacted your results of operations for the periods presented. For example, you state that certain changes were “primarily” attributed to one factor or “partially offset” by another factor. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations in accordance with Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835. In your response, please provide us with an example of the disclosure to be included in future filings based on current results.

Response:

As requested, we have included in our Quarterly Report on Form 10-Q for the period ended July 31, 2020 (the “Q3 10-Q”) additional quantification as to how each factor impacted our results of operations for the period presented, where practical.

Below is an example of the disclosure related to Truck segment net sales as it would have occurred and the revised language which includes the additional quantification.

Prior language:

For the three and nine months ended July 31, 2020, our Truck segment net sales decreased by $1,184 million and $2,646 million, respectively, or 50% and 41%, respectively. The decrease is primarily due to lower volumes in our Core markets and Mexico, and in GM-branded units manufactured for GM due in part, to the COVID-19 pandemic. The decrease in the first nine months of the year is also driven by the impact of the sale of a majority interest in Navistar Defense in the first quarter of 2019.

Revised language:

For the three and nine months ended July 31, 2020, our Truck segment net sales decreased by $1,184 million and $2,646 million, respectively, or 50% and 41%, respectively. The decrease is primarily due to lower volumes in our Core markets and Mexico ($1,101 million and $2,491 million, respectively), and in GM-branded units manufactured for GM ($72 million and $46 million, respectively) due in part, to the COVID-19 pandemic. The decrease in the first nine months of the year is also driven by the impact of the sale of a majority interest in Navistar Defense in the first quarter of 2019 ($62 million).

We will continue to update future filings to provide adequate quantification as to how each factor impacted our results of operations for the periods presented where multiple factors impact a line in our financial statements, where practical and meaningful.

Critical Accounting Policies, page 57

2. On page 17, you disclose impairment triggers that resulted in impairment charges. On page 43, you disclose that the full severity and duration of the related global economic crisis is not known, but it is expected to continue to negatively impact your operating results and you expect the impacts of the COVID-19 pandemic on your results to be more significant in the third quarter and may continue until global economic conditions improve. Please tell us the material assumptions considered in your most recent impairment analysis for long-lived assets. Additionally, tell us if you believe these assumptions are reasonably likely to change for your third quarter in fiscal 2020 as compared to those used for the first half of fiscal 2020. Finally, revise future filings to provide disclosure required by ASC 275-10-50-8, as applicable

Response:

During our second quarter of 2020, Navistar identified a triggering event related to our Brazilian asset group due to the impacts of the COVID-19 pandemic, which resulted in significant declines in actual and forecasted results. We performed an impairment analysis and recognized an impairment charge of $12 million in our Global Segment. The long-lived assets remaining in the Brazilian asset group are not material. We had been foreshadowing the reasonable possibility of an impairment related to these assets beginning with our Quarterly Report on Form 10-Q filed related to our third quarter of fiscal year 2017 and each quarterly and annual report thereafter up until the impairment occurred in the second quarter of 2020.

As disclosed in our Quarterly Report on Form 10-Q filed related to our third quarter of fiscal year 2020, we recorded impairment charges of $12 million in our Truck segment primarily due to triggering events for certain trucks under operating leases where Navistar is the lessor due to declines in the expected residual values which is our primary assumption in the impairment analysis. We have also foreshadowed the reasonable possibility of an additional impairment charge for certain trucks under operating leases where Navistar is the lessor within the next twelve months due to continued declines in excess of our forecasted expected residual values, as a result of the COVID-10 pandemic, the demand for used trucks or a change in the mix of sales through various market channels, used in the third quarter analysis.

In consideration of the COVID-19 pandemic and consistent with our routine quarterly processes, during our second and third quarters of 2020, we performed a long-lived asset trigger assessment, in accordance with ASC 360-10-35-21, for each of our asset groups. As a result of this analysis in the second and third quarters, a recoverability analysis was not required to be performed for any asset group other than our Brazilian asset group and certain trucks under operating leases where Navistar is a lessor, as applicable. In forming this judgment, current period results and other factors were considered including forward looking projections and comments included in our Management, Discussion and Analysis (“MD&A”) were considered in our assessment but we point out that the MD&A discussion looks out over a shorter horizon than the remaining useful lives of the primary assets within each of our asset groups. Accordingly, while our one-year outlook of performance is relevant, when considering this outlook in context of whether a significant change in circumstance occurred (for example, a significant change in business climate or expected cash flow), the changes were not determined to be significant on an individual asset group basis and thus no recoverability analyses was required.

Pursuant to our routine quarterly accounting policy, we evaluated known information up until the filing of our Quarterly Report on Form 10-Q for our second and third quarters of 2020 on June 4, 2020 and September 9, 2020, respectively, and the criteria in ASC 275-10-50-8 for additional disclosure related to any of our asset groups was not met, except as disclosed within our Quarterly Report on Form 10-Q filed related to our third quarter of fiscal year 2020, as noted above. We will continue this evaluation and disclosure guidance for future filings.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-3060 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Samara A Strycker
Samara A. Strycker
Senior Vice President and Corporate Controller
(Principal Accounting Officer)

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